Pricing Supplement No. W7
To the Underlying Supplement dated March 23, 2012,
Product Supplement No. W-I dated August 9, 2012,
Prospectus Supplement dated August 8, 2012 and
Prospectus dated March 23, 2012
Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-180300-03 September 12, 2012

28,502
3 Year Call Warrants Expiring September 17, 2015
Linked to a Basket Consisting of the Hang Seng® China Enterprises Index, the Korea Stock Price Index 200, the MSCI Taiwan Index, the Hang Seng® Index and the MSCI Singapore Free Index

General
•
The warrants are designed for investors who seek a leveraged return at expiration based on the performance of an equally weighted basket of Asian indices. Investors should be willing to forgo interest and dividend payments and, if the Final Basket Level is greater than the Initial Basket Level by less than 12.0%, be willing to lose some of their investment or, if the Final Basket Level is equal to or less than the Initial Basket Level, be willing to lose all of their investment.

•
Unsecured contractual obligations of Credit Suisse AG, acting through its Nassau Branch, expiring September 17, 2015†. The warrants will rank pari passu with all of our other unsecured contractual obligations and our unsecured and unsubordinated debt obligations. Any payment at expiration is subject to our ability to pay our obligations as they become due.

•	You do not have the right to exercise your warrants prior to expiration. The warrants are risky investments and may expire worthless.
•
You must have an options-approved account in order to purchase the warrants. The warrants involve a high degree of risk and are not appropriate for every investor. You must be able to understand and bear the risk of an investment in the warrants, and you should be experienced with respect to options and option transactions.

•	The initial offering price of each warrant, which we also refer to as the Issue Price, is $120.00.
•	The minimum initial investment is $1,000, resulting in a minimum initial purchase 9 warrants (after rounding).
•
The warrants priced on September 12, 2012 (the “Trade Date”) and are expected to settle on September 17, 2012 (the “Settlement Date”). Delivery of the warrants in book-entry form only will be made through The Depository Trust Company.

Key Terms
Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch
Basket:
The warrants are linked to an equally weighted basket consisting of five Asian indices (each a “Basket Component,” and together, the “Basket Components”). Each Basket Component is identified in the table below, together with its Bloomberg ticker symbol, Initial Level and Component Weighting.

Basket Component	Ticker	Initial Level	Component Weighting
Hang Seng® China Enterprises Index	HSCEI	9488.52	20.0%
Korea Stock Price Index 200 (“KOSPI 200”)	KOSPI2	256.95	20.0%
MSCI Taiwan Index	TAMSCI	269.10	20.0%
Hang Seng® Index	HSI	20075.39	20.0%
MSCI Singapore Free Index	SIMSCI	349.02	20.0%
Issue Price:	$120.00 per warrant (equal to 12.0% of the Notional Amount)
Notional Amount:	$1,000 per warrant.
Payment at Expiration:
On the Expiration Date, the warrants will be exercised automatically and you will be entitled to receive a cash payment equal to the Cash Settlement Value. Any payment at expiration is subject to our ability to pay our obligations as they become due.

Cash Settlement Value:	With respect to each warrant you hold, the Cash Settlement Value at expiration will equal:
• If the Final Basket Level is greater than the Initial Basket Level, an amount calculated as follows:
Notional Amount x Basket Return
• If the Final Basket Level is equal to or less than the Initial Basket Level, $0.

If the Final Basket Level is equal to or less than the Initial Basket Level, the Basket Return will be zero or negative and the warrants will expire worthless. In such case, you will lose your entire investment. In addition, if the Final Basket Level is greater than the Initial Basket Level but less than the Issue Price, you will lose a portion of your initial investment.

Listing:	The warrants will not be listed on any securities exchange.
CUSIP:	22539T308
Investing in the warrants involves a number of risks. See “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page PS-4 of the accompanying product supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the warrants or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying underlying supplement, the product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per warrant	$120.00	$12.50	$107.50
Total	$3,420,240.00	$356,275.00	$3,063,965.00
(1) Barclays Capital Inc., which we refer to as Barclays, will act as placement agent for the warrants. We or one of our affiliates will pay discounts and commissions of $12.50 per warrant to Barclays. For more detailed information, please see the “Supplemental Plan of Distribution” on the last page of this pricing supplement.
The warrants are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Warrants	$3,420,240.00	$391.96

Barclays

September 12, 2012	(cover continued on next page)

(continued from previous page)

Basket Return:	Final Basket Level – Initial Basket Level Initial Basket Level
Initial Level:	For each Basket Component, the closing level of such Basket Component on the Trade Date.
Final Level:	For each Basket Component, the closing level of such Basket Component on the Valuation Date.
Component Return:	For each Basket Component, the Component Return will be calculated as follows:
Final Level – Initial Level Initial Level
Initial Basket Level:	Set equal to 100 on the Trade Date.
Final Basket Level:	The closing level of the Basket on the Valuation Date calculated as follows:

100 × [1 + (Hang Seng® China Enterprises Index Return × 20.0%) + (Korea Stock Price Index 200 Return × 20.0%) + (MSCI Taiwan Index Return × 20.0%) + ( Hang Seng® Index Return × 20.0%) + ( MSCI Singapore Free Index Return × 20.0%)]
The “Hang Seng® China Enterprises Index Return,” “Korea Stock Price Index 200 Return,” “MSCI Taiwan Index Return,” “Hang Seng® Index Return” and “ MSCI Singapore Free Index Return” are the respective Component Returns for each Basket Component.

Valuation Date:†	September 14, 2015
Expiration Date:†	September 17, 2015
† The Valuation Date is subject to postponement in respect of each Basket Component if such date is not an underlying business day for such Basket Component or as a result of a market disruption event in respect of such Basket Component and the Expiration Date is subject to postponement if such date is not a business day or if the Valuation Date is postponed, as described in “Market disruption events” in the accompanying product supplement.

Additional Terms Specific to the Warrants

You should read this pricing supplement together with the underlying supplement dated March 23, 2012, the product supplement dated August 9, 2012, the prospectus supplement dated August 8, 2012 and the prospectus dated March 23, 2012. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Underlying supplement dated March 23, 2012:
http://www.sec.gov/Archives/edgar/data/1053092/000095010312001475/dp29444_424b2-mtn.htm

•	Product supplement No. W-I dated August 9, 2012:
http://www.sec.gov/Archives/edgar/data/1053092/000095010312004069/dp32175_424b2.htm

•	Prospectus supplement dated August 8, 2012 and Prospectus dated March 23, 2012:
http://www.sec.gov/Archives/edgar/data/1053092/000095010312004056/dp32134_424b2-wu.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, the ‘‘Company,’’ ‘‘we,’’ ‘‘us,’’ or ‘‘our’’ refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the warrants and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, as the warrants involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the warrants.

Hypothetical Total Return on the Warrants at Expiration Per $1,000 Notional Amount of Warrants

The following table and examples illustrate the hypothetical total returns at expiration per Notional Amount of warrants under various hypothetical performance scenarios for the Basket from +100% to -100%. The “total return” as used in the table below is a percentage calculated as (i) the Cash Settlement Value divided by the Issue Price, minus (ii) one. The hypothetical total returns set forth below reflect the Initial Basket Level of 100 and the Issue Price of 12.0% of the Notional Amount or $120.00. The hypothetical Cash Settlement Values and total returns set forth below are for illustrative purposes only. The actual Cash Settlement Value and total return applicable to a purchaser of the warrants will be based on the Issue Price and the Final Basket Level, which is determined as the sum of, for each Basket Component, the product of the Component Return times the Component Weighting of 20.0%.  Any payment at expiration is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Basket Level	Basket Return	Initial Investment (Issue Price)	Cash Settlement Value	Total Return
200.00	100.00%	$120.00	$1,000	733.33%
190.00	90.00%	$120.00	$900	650.00%
180.00	80.00%	$120.00	$800	566.67%
170.00	70.00%	$120.00	$700	483.33%
160.00	60.00%	$120.00	$600	400.00%
150.00	50.00%	$120.00	$500	316.67%
140.00	40.00%	$120.00	$400	233.33%
130.00	30.00%	$120.00	$300	150.00%
120.00	20.00%	$120.00	$200	66.67%
112.00	12.00%	$120.00	$120	0.00%
110.00	10.00%	$120.00	$100	-16.67%
105.00	5.00%	$120.00	$50	-58.33%
100.00	0%	$120.00	$0.00	-100.00%
90.00	-10.00%	$120.00	$0.00	-100.00%
80.00	-20.00%	$120.00	$0.00	-100.00%
70.00	-30.00%	$120.00	$0.00	-100.00%
60.00	-40.00%	$120.00	$0.00	-100.00%
50.00	-50.00%	$120.00	$0.00	-100.00%
40.00	-60.00%	$120.00	$0.00	-100.00%
30.00	-70.00%	$120.00	$0.00	-100.00%
20.00	-80.00%	$120.00	$0.00	-100.00%
10.00	-90.00%	$120.00	$0.00	-100.00%
0.00	-100.00%	$120.00	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Expiration

The following examples illustrate how the Cash Settlement Values set forth in the table above are calculated.

Example 1: The Final Basket Level increases by 50% from the Initial Basket Level of 100 to a Final Basket Level of 150. Since the Final Basket Level is greater than the Initial Basket Level, the investor would be entitled to receive a Cash Settlement Value at expiration on the warrants calculated as follows:

Cash Settlement Value	=	$1,000 × the Basket Return
	=	$1,000 × (150-100/100)
	=	$1,000 × 50%
	=	$500

Example 2: The Final Basket Level increases by 10% from the Initial Basket Level of 100 to a Final Basket Level of 110. Since the Final Basket Level is greater than the Initial Basket Level, the investor would be entitled to receive a Cash Settlement Value at expiration on the warrants calculated as follows:

Cash Settlement Value	=	$1,000 × the Basket Return
	=	$1,000 × (110 – 100) / 100
	=	$1,000 × 10%
	=	$100

Since the Final Basket Level is greater than the Initial Basket Level but less than 112.00, the investor will lose $20.00 of the initial investment of $120.00 per warrant, which is equivalent to a loss of approximately 16.67%.

Example 3: The Final Basket Level is equal to the Initial Basket Level. Since the Final Basket Level is equal to the Initial Basket Level, the Basket Return is zero and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $120.00 per warrant.

Example 4: The Final Basket Level decreases by 20% from the Initial Basket Level of 100 to a Final Basket Level of 80. Because the Final Basket Level is less than the Initial Basket Level, the Basket Return is negative and the warrants expire worthless. Therefore, the investor will lose 100% of the initial investment of $120.00 per warrant.

Selected Risk Considerations

An investment in the warrants involves significant risks. Investing in the warrants is not equivalent to investing directly in the Basket, the Basket Components or any of the equity securities comprising the Basket Components. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
THE WARRANTS ARE A RISKY INVESTMENT AND MAY EXPIRE WORTHLESS – The warrants do not guarantee any return of your investment and are subject to considerable downside leverage. The return on the warrants at expiration is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. If the Final Basket Level is less than or equal to the Initial Basket Level, the warrants will expire worthless and you will lose your entire investment. Even if the Final Basket Level is greater than the Initial Basket Level but less than 112.00, you will lose a portion of your investment in the warrants because the Cash Settlement Value will be less than the Issue Price.

•
THE WARRANTS ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Although the return on the warrants will be based on the performance of the Basket, the payment of any amount due on the warrants is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the warrants, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the warrants prior to expiration.

•
THE INITIAL PUBLIC OFFERING PRICE OF THE WARRANTS MAY BE HIGHER THAN THAT OF SIMILAR OPTIONS – The initial public offering price of the warrants may be higher than the price a commercial user of options on the Basket might pay for a comparable option in a private transaction.

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THE WARRANTS ARE SUITABLE ONLY FOR INVESTORS WITH OPTIONS-APPROVED ACCOUNTS – We are requiring that warrants be sold only to investors with options−approved accounts. We suggest that investors considering purchasing warrants be experienced with respect to options and options transactions and reach an investment decision only after carefully considering, with their advisors, the suitability of the warrants in light of their particular circumstances. Warrants may not be suitable for persons dependent upon a fixed income, for individual retirement plan accounts or for accounts under the Uniform Transfers/Gifts to Minors Act. You should be prepared to sustain a total loss of your investment in the warrants.

•
THE WARRANTS ARE NOT STANDARDIZED OPTIONS ISSUED BY THE OPTIONS CLEARING CORPORATION – The warrants are not standardized options of the type issued by the Options Clearing Corporation (the “OCC”), a clearing agency regulated by the SEC. For example, unlike purchasers of OCC standardized options who have the credit benefits of guarantees and margin and collateral deposits by OCC clearing members to protect the OCC from a clearing member’s failure, purchasers of the warrants must look solely to us for performance of our obligations to pay the Cash Settlement Value, if any, upon the exercise of the warrants. The warrants are our unsecured contractual obligations and will rank equally with our other unsecured contractual obligations and with our unsecured and unsubordinated debt. In addition, the secondary market for the warrants, if any, is not expected to be as liquid as the market for OCC standardized options.

•
THE RETURN ON THE WARRANTS MAY BE LOWER THAN RETURN ON OTHER INVESTMENTS WITH A SIMILAR TERM — The warrants are not debt instruments and we will not pay interest on the warrants. You may receive less at expiration than you could have earned on ordinary interest-bearing debt securities with a similar term, including other of our debt securities, since the payment at expiration is based on the performance of the Basket. Because the payment due at expiration may be less than the amount originally invested in the warrants and may even be zero, the return on the warrants (i.e., the effective yield to the expiration date) may be negative and you may even lose your entire investment. Even if the return on the warrants is positive, the return may not be sufficient to compensate you for any loss in value due to inflation and other factors relating to the time value of money.

•
THE TIME REMAINING TO THE EXPIRATION DATE MAY ADVERSELY AFFECT THE VALUE OF THE WARRANTS — You will lose your entire investment if the Final Basket Level is less than or equal to the Initial Basket Level. This risk of losing your entire investment will reflect the nature of a warrant as an asset that tends to decline in value over time and that will be worthless if it is “out-of-the-money” when it is exercised. Assuming all other factors are held constant, the risk that the warrants will expire worthless will increase the more the level of the Basket falls below the Initial Basket Level and the shorter the time remaining until the expiration date. Therefore, the value of the warrants will reflect both the rise or decline in the level of the Basket and the time remaining to the expiration date, among other factors.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE WARRANTS PRIOR TO EXPIRATION – The initial offering price of the warrants includes the agent’s commission and the cost of hedging our obligations under the warrants through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates) will be willing to purchase warrants from you in secondary market transactions, if at all, will likely be lower than the initial offering price, and any sale prior to the Expiration Date could result in a substantial loss to you. The warrants are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your warrants to expiration.

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CHANGES IN THE VALUES OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER —Movements in the levels of the Basket Components may not correlate with each other. At a time when the levels of one or more of the Basket Components increase, the levels of one or more of the other Basket Components may not increase as much or may even decline. Therefore, in calculating the Basket Return, increases in the levels of one or more of the Basket Components may be moderated, or more than offset, by lesser increases or declines in the levels of the other Basket Components.

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RISKS ASSOCIATED WITH INVESTMENTS IN WARRANTS INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES — Investments in securities indexed to the value of foreign equity securities, such as the securities composing the Hang Seng® China Enterprises Index, the KOSPI 200, the MSCI Taiwan Index, the Hang Seng® Index and the MSCI Singapore Free Index, involve risks associated with the securities markets in those countries, including the risk of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

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THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, currently are “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For so long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the levels of the Hang Seng® China Enterprises Index and the Hang Seng® Index, and, consequently, the level of the Basket and the value of the warrants.

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THE WARRANTS ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the warrants. The relative values of the U.S. dollar and each of the currencies denominating the equity securities composing the Basket Components are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in the United States, China, Korea, Taiwan and Singapore and between each country and its major trading partners; and

•	the extent of governmental surplus or deficit in the United States, China, Korea, Taiwan and Singapore.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States, China, Korea, Taiwan and Singapore and those of other countries important to international trade and finance.

•
EMERGING MARKETS RISK — Some of the Basket Components are comprised of securities that are issued by companies in emerging markets countries, and therefore are exposed to the political and economic risks of those emerging market countries. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms has occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market nation. Political or economic instability could have an adverse effect on the performance of those Basket Components and the warrants.

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NO VOTING RIGHTS OR DIVIDEND PAYMENTS — As a holder of the warrants, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities that comprise the Basket Components.

•
LACK OF LIQUIDITY — The warrants will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the warrants in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the warrants when you wish to do so. Because other dealers are not likely to make a secondary market for the warrants, the price at which you may be able to trade your warrants is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the warrants. If you have to sell your warrants prior to expiration, you may not be able to do so or you may have to sell them at a substantial loss.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the warrants, including acting as calculation agent and hedging our obligations under the warrants. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the warrants.

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MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE WARRANTS — In addition to the level of the Basket on any day, the value of the warrants will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	Market expectations as to future levels of the Basket and the Basket Components;

•	interest and yield rates in the market generally;

•	the dividend rates on the equity securities composing the Basket Components;

•	the expected and actual volatility of the Basket Components and the Basket;

•	changes and adjustments made to any Basket Component;

•	investors’ expectations with respect to the rate of inflation;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the equity securities composing the Basket Components or markets generally;

•	the existence of, and changes to, the degree of correlation among the Basket Components;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and the Hong Kong dollar, the Korean won, the new Taiwan dollar and the Singapore dollar;

•	the time to expiration of the warrants; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your warrants prior to expiration. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the warrants may be used in connection with hedging our obligations under the warrants through one or more of our affiliates. Such hedging or trading activities on or prior to the Trade Date and during the term of the warrants (including on the Valuation Date) could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the warrants at expiration. For additional information, see “Use of Proceeds and Hedging” in the accompanying product supplement.

Historical Information

The following graphs set forth the historical performance of the Basket Components, as well as the Basket as a whole, based on the closing levels of the Basket Components. The Basket graph sets forth the historical performance of the Basket from January 1, 2007 through September 12, 2012. The graph of the historical Basket performance assumes the Basket Level on September 12, 2012 was 100 and the Component Weightings were as specified on the cover of this pricing supplement. The Basket Component graphs set forth the historical performance of the Basket Components from January 1, 2007 through September 12, 2012. We obtained the closing levels of the Basket Components below from Bloomberg, without independent verification. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg. The closing level of the Hang Seng® China Enterprises Index on September 12, 2012 was 9488.52. The closing level of the KOSPI 200 on September 12, 2012 was 256.95. The closing level of the MSCI Taiwan Index on September 12, 2012 was 269.10. The closing level of the Hang Seng® Index on September 12, 2012 was 20075.39. The closing level of the MSCI Singapore Free Index on September 12, 2012 was 349.02.

The historical levels of the Basket Components and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing levels of the Basket Components and the Basket on the Valuation Date. We cannot give you assurance that the performance of the Basket Components will result in the return of any of your initial investment. Any payment at expiration is subject to our ability to pay our obligations as they become due.

For additional information on the Hang Seng® China Enterprises Index, the KOSPI 200, the MSCI Taiwan Index, the Hang Seng® Index and the MSCI Singapore Free Index, see “The Reference Indices—The Hang Seng® Indices—The Hang Seng® China Enterprises Index,” “The Reference Indices—The Korea Stock Price Index 200,” “The Reference Indices—The MSCI Indices—The MSCI Taiwan Index,” “The Reference Indices—The Hang Seng® Indices—The Hang Seng® Index” and “The Reference Indices—The MSCI Indices—The MSCI Singapore Free Index” in the accompanying underlying supplement.

Material U.S. Federal Income Tax Considerations

Please see “Material United States Federal Income Tax Considerations” in the accompanying product supplement.

Supplemental Plan of Distribution

Under the terms of a distribution agreement with Barclays Capital Inc., dated as of August 10, 2012, Barclays Capital Inc. will act as placement agent for the warrants. We or one of our affiliates will pay discounts and commissions of $12.50 per warrant to Barclays. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the warrants against payment for the warrants on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the warrants more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Credit Suisse